SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                               SCHEDULE 13D
                              (Rule 13d-101)

                Under the Securities Exchange Act of 1934

                             (Amendment No. 1)

                     Computer Language Research, Inc.
                             (Name of Issuer)

                  Common Stock, par value $.01 per share
                      (Title of Class and Securities)

                                 205195100
                              (CUSIP Number)

                              Stephen T. Winn
                             2395 Midway Road
                          Carrollton, Texas 75006
                              (972) 250-8202
              (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             January 12, 1998
          (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


                      (Continued on following pages)

                            (Page 1 of 9 Pages)

                               SCHEDULE 13D


   CUSIP No. 205195100
   _________________________________________________________________
   (1)  NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Stephen T. Winn
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  (x)
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS
             N/A
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF                      2,783,100*
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                       2,433,662**
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON                        2,783,100*
           WITH                  ___________________________________
                                  (10)  SHARED DISPOSITIVE POWER
                                        2,433,662**
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        5,216,762* **
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                      ( )
   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        35.4%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON

        IN
   _________________________________________________________________

                          NOTES TO PRECEDING PAGE

        * Includes 589,180 Shares held by Stephen T. Winn Family, LP A, a limited partnership of which Stephen T. Winn Management, LLC is a general partner. Mr. Winn is the manager of Stephen T. Winn Management, LLC. Mr. Winn disclaims beneficial ownership of Shares held by Stephen T. Winn Family LP A except to the extent of his ownership interest therein. Includes options to purchase 250,000 Shares awarded under the Company's stock option plans.


        ** Includes 696,150 Shares held by the Winn Family Irrevocable Trust and 299,050 Shares held by the Francis W. Winn Grandchildren's Trust, of both of which Mr. Winn is a co-trustee. Mr. Winn disclaims beneficial ownership of such Shares. Includes 1,438,462 Shares held by Winn Family Ltd., a limited partnership of which Mr. Winn is a general partner. Mr. Winn disclaims beneficial ownership of such Shares except to the extent of his ownership interest in such partnership.


        This statement constitutes Amendment No. 1 to the Schedule 13D filed by Stephen T. Winn on or about August 24, 1994. The Schedule 13D, as originally filed, is hereinafter referred to as the "Schedule 13D". All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule 13D. This Amendment is being filed to reflect the agreements and transactions described in Items 4 and 6 by and among Computer Language Research, Inc., a Texas corporation (the "Company"), The Thomson Corporation, a corporation incorporated under the laws of Ontario, Canada ("Thomson"), Sabre Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Thomson ("Purchaser"), Mr. Winn and certain other stockholders as described below.

   ITEM 4.   PURPOSE OF TRANSACTION.

        Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

        The primary purpose of the transactions described in Item 6 of this Amendment is to effectuate and facilitate the sale of the entire equity interest in the Company to Thomson.

   ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

        Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

        (a) The aggregate number of shares of Common Stock, par value $.01 per share, of the Company (the "Shares") that may be deemed to be beneficially owned by Mr. Winn is 5,216,762, which includes the right to acquire 250,000 Shares pursuant to options awarded under the Company's stock option plans. Such Shares, including Shares underlying such options, constitute 35.4% of the Shares outstanding.

        (b) Mr. Winn has sole voting and dispositive power and shared voting and dispositive power with respect to Shares as follows:

        (i)  Sole Voting and Dispositive Power
             ---------------------------------
        Nature of Holding                  No. of Shares
        -----------------                  -------------

        Personal                           1,943,920

        Stephen T. Winn Family,            589,180
        LP A (family limited
        partnership)

        Options awarded under the          250,000
        Company's stock option plans

        Mr. Winn disclaims beneficial ownership of Shares held by Stephen T. Winn Family, LP A except to the extent of his ownership interest therein.

        (ii) Shared Voting and Dispositive Power
             -----------------------------------
        Nature of Holding                  No. of Shares
        -----------------                  -------------

        Winn Family Ltd.(1)                1,438,462

        Winn Family Irrevocable            696,150
        Trust(2)

        Francis W. Winn
        Grandchildren's Trust (3)          299,050

        (1)  Mr. Winn is one of three general partners of Winn Family Ltd.
   He shares voting and dispositive power equally with the other two general partners, Dr. David L. Winn (who is Mr. Winn's brother) and Mrs. Carol Winn Dunaway (who is Mr. Winn's sister). Information required for Dr. David L. Winn and Mrs. Carol Winn Dunaway pursuant to Item 5(b) is as follows:

        (a)  Dr. David L. Winn, M.D.            (a)  Mrs. Carol Winn Dunaway

        (b)  RR 2, Box 332W                     (b)  500 Alta Drive
             Leander, TX 78641                       Fort Worth, TX 76107

        (c)  Physician                          (c)  Housewife
             190 Buttercup Creek Blvd.
             Cedar Park, TX 76107

        (d)  None                               (d)  None

        (e)  None                               (e)  None

        (f)  United States                      (f)  United States

        Mr. Winn disclaims beneficial ownership of the Shares held by Winn Family Ltd. except to the extent of his ownership interest in Winn Family Ltd.

        (2) Mr. Winn is one of three co-trustees of the Winn Family Irrevocable Trust. He shares voting and dispositive power equally with his co-trustees, Dr. David L. Winn and Mrs. Carol Winn Dunaway. See (1) above for information required by Item 5(b) for Dr. David L. Winn and Mrs. Carol Winn Dunaway. Mr. Winn disclaims beneficial ownership of the Shares held by the Winn Family Irrevocable Trust.

        (3) Mr. Winn is one of three co-trustees of the Francis W. Winn Grandchildren's Trust. He shares voting and dispositive power with his co-trustees, Dr. David L. Winn and Mrs. Carol Winn Dunaway. See (1) above for information required by Item 5(b) for Dr. David L. Winn and Mrs. Carol Winn Dunaway. Mr. Winn disclaims beneficial ownership of the Shares held by the Francis W. Winn Grandchildren's Trust.

        (c) No transactions in Shares have been effected by Mr. Winn in the last 60 days, except as described in Items 4 and 6 of this Amendment.

        (d)  None

        (e)  Not Applicable

   ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

   The Offer. The Company, Thomson and Purchaser have entered into an Agreement and Plan of Merger, dated as of January 12, 1998 (the "Merger Agreement"), pursuant to which, among other things, Purchaser has commenced a cash tender offer for all outstanding Shares (the "Offer") at $22.50 per Share.

   The Merger. The Merger Agreement provides that, subject to certain conditions set forth therein, Purchaser will be merged (the "Merger") with and into the Company, with the Company as the surviving corporation (the "Surviving Corporation") and a wholly owned subsidiary of Thomson. In the Merger, each issued and outstanding Share (other than treasury Shares, Shares owned by Thomson, Purchaser or any wholly owned subsidiaries of Thomson or the Company and dissenting Shares) will be converted into the right to receive $22.50 in cash (or any higher price paid per Share pursuant to the Offer).

        The Merger Agreement provides that employees of the Company who hold stock options (the "Optionees") that were awarded prior to the effective time of the Merger (the "Options") shall be vested in a specified percentage of such Options (the "Vested Options"). Each Optionee holding Vested Options shall receive from the Company a lump sum amount in cash equal to the product of (i) the difference between $22.50 (or any higher price paid per Share pursuant to the Offer) and the per Share exercise price of the Vested Option and (ii) the number of Shares subject to such Vested Option. All unvested Options shall lapse and become void as of the effective time of the Merger. In connection with his Vested Options, Mr. Winn is expected to receive an aggregate cash payment of approximately $2,800,000.

   Stock Purchase Agreement. In connection with the Merger Agreement, Thomson, Purchaser, Mr. Winn and certain other stockholders of the Company (collectively with Mr. Winn, the "Stockholders") entered into a stock purchase agreement (the "Stock Purchase Agreement") pursuant to which Purchaser agreed to buy, and each Stockholder agreed to sell, all of the Shares held by such Stockholder at a price per Share equal to $22.50 or any higher price paid per Share pursuant to the Offer. Under the terms of the Stock Purchase Agreement, each Stockholder, including Mr. Winn, has agreed to tender his, her or its Shares in the Offer and has given Purchaser a proxy to vote such Stockholder's Shares in favor of the Merger.

        Pursuant to the Stock Purchase Agreement, the Stockholders have agreed that for a period of four years following the closing under the Stock Purchase Agreement no Stockholder (other than certain Stockholders specified in the Stock Purchase Agreement), without the prior written consent of Thomson, will engage, directly or indirectly, in the tax and accounting software business (as defined in the Stock Purchase Agreement).

   Letter Agreement for Reimbursement of Fees. On November 30, 1997, Mr. Winn, Mrs. Carol Winn Dunaway, Mr. James R. Dunaway, Jr., Dr. David L. Winn and Mr. Francis W. Winn ( together the "Winn Family Members") entered into a letter agreement (the "Letter Agreement") with the Company which provides that if any of the Winn Family Members sells or agrees to sell his or her Shares in any transaction that requires the Company to make payments to or for the benefit of Goldman Sachs (a "Winn Family Transaction") and the Company's shareholders other than the Winn Family Members are not provided the opportunity to sell Shares for the same or greater consideration at the same time or within 90 days following the Winn Family Transaction, the Winn Family Members will reimburse the Company for payments made to Goldman Sachs.

   Letter Agreement with Leeds Group Inc. Mr. Winn has entered into a letter agreement with Leeds Group Inc. (the "Leeds Group Letter Agreement"). The Leeds Group Letter Agreement provides, among other things, that Leeds Group Inc. will act as financial advisor to Mr. Winn in connection with a possible sale of all or substantially all of his Shares (a "Sale") in exchange for a fee of $100,000 in cash should a Sale occur. Leeds Group Inc. is affiliated with Jeffrey T. Leeds, a director of the Company.

   Retention Matters. Prior to the Merger it is expected that Mr. Winn will enter into a retention agreement (the "Retention Agreement") with the Company. The Retention Agreement provides that Mr. Winn will be employed by the Surviving Corporation and have such duties as the Chief Executive Officer of the Surviving Corporation shall designate. The term of the Retention Agreement runs from the date that the Company is purchased by Purchaser through March 31, 1999 (the "Term"). Mr. Winn will receive a base salary at an annual rate of $375,000. Mr. Winn is entitled to receive a special bonus of $250,000 within 15 business days of the end of the Term or if he is terminated without Cause (as defined in the Retention Agreement) or resigns for Good Reason (as defined in the Retention Agreement) prior to the expiration of the Term. Mr. Winn will also be eligible to receive up to 100% of his base salary as part of an annual bonus plan.

        As part of the Retention Agreement, Mr. Winn will participate in the retention bonus plan (the "Retention Bonus Plan") that the Company will adopt in connection with the Merger Agreement. The aggregate retention bonus payable to Mr. Winn pursuant to the Retention Bonus Plan will equal approximately $1,200,000. The retention bonus is payable in two equal installments, payable on the first and second anniversary of the effective time of the Merger and conditioned upon Mr. Winn's employment on each such date.

        The Retention Agreement provides that in the event Mr. Winn is terminated without Cause or resigns for Good Reason he is entitled to receive
   (i) his base salary for the duration of the Term and an additional 18 months, beginning on April 1, 1999 and continuing until September 30, 2000, as severance; (ii) the special bonus of $250,000; (iii) the continuation of his benefits provided under the Retention Agreement; and (iv) the full amount of the retention bonus as if Mr. Winn had remained employed until the second anniversary of the effective time of the Merger. If Mr. Winn's employment is terminated at or after the end of the Term, Mr. Winn is entitled to receive (i) the full amount of the retention bonus and (ii) his base salary through September 30, 2000.

        The description of the Merger Agreement, the Stock Purchase Agreement and the other agreements contained herein does not purport to be complete, and is qualified in its entirety by reference to such agreements, which are filed as exhibits to this statement. The terms and conditions of the Offer are set forth in Purchaser's Offer to Purchase dated January 16, 1998 and the related Letter of Transmittal, which have been filed with the Securities and Exchange Commission (the "Commission") as exhibits to Purchaser's Tender Offer Statement on Schedule 14D-1 and to which reference is hereby made for additional information concerning the Offer.

   ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

   (a) Agreement and Plan of Merger, dated as of January 12, 1998, among Parent, Purchaser and the Company (incorporated by reference to Exhibit (c)(1) of the Schedule 14D-1 filed with the Commission by Thomson and Purchaser on January 16, 1998).

   (b) Stock Purchase Agreement, dated as of January 12, 1998, among Parent, Purchaser and certain Stockholders of the Company (incorporated by reference to Exhibit (c)(2) of the Schedule 14D-1 filed with the Commission by Thomson and Purchaser on January 16, 1998).

   (c) Letter Agreement, dated as of November 30, 1997, among the Company, Mr. Stephen T. Winn, Mrs. Carol Winn Dunaway, Mr. James R. Dunaway, Jr., Dr. David L. Winn and Mr. Francis W. Winn.

   (d) Form of Retention Agreement between the Company and Stephen T. Winn (incorporated by reference to Exhibit (c)(6) of the Schedule 14D-1 filed with the Commission by Thomson and Purchaser on January 16,
        1998).

   (e) Leeds Group Letter Agreement, dated as of January 8, 1998, between Stephen T. Winn and Leeds Group Inc.


                                 SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                       STEPHEN T. WINN

   Date:  January 20,1998

                       /s/ Stephen T. Winn
                       ---------------------
                       By:   Stephen T. Winn